June 29, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:	TILT Holdings Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed June 3, 2022
File No. 000-56422

Ladies and Gentlemen:

On behalf of TILT Holdings Inc., a corporation existing under the laws of the Province of British Columbia (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 15, 2022 regarding the Company’s Amendment No. 1 to the registration statement on Form 10 submitted via EDGAR to the Commission on June 3, 2022 (the “Amendment No.1”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR with the Commission for review.

For your convenience, the Staff’s comments are repeated below in bold and are followed immediately by the Company’s responses. Where applicable, we have included references to pages in Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 10 filed June 3, 2022

General

1.	On page 46, you note the Russia Ukraine conflict could disrupt your supply chain, contrary to your disclosure on page 12. Please reconcile.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised the disclosure under Competition and the Risks Related to Covid-19 Pandemic and Macro-Economic Conditions in the Amendment No. 2.

Risk Factors

Increased prices and inflation could negatively impact..., page 45

2.	We note your risk factor indicating that inflation could affect your margin performance and financial results. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have incorporated your comment under the Risks Related to Covid-19 Pandemic and Macro-Economic Conditions in the Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

3.	We note your response to comment 7 that COVID-19 has impacted your supply chain. Please discuss whether supply chain disruptions materially affect your outlook or business goals.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s 2022 projections and guidance incorporated the expectation of certain supply chain disruptions occurring during the fourth quarter of 2021 to continue. Due to our supplier relationships and ongoing demand planning and based on current forecasts, at this time, we do not believe additional COVID-19 impacts to our supply chain will further materially affect our outlook or business goals as described in the Liquidity section of Management’s Discussion and Analysis of Financial Condition in the Amendment No. 2; and therefore, we do not believe we need to make any changes to Amendment No. 2 with respect to this comment.

We appreciate your consideration of the responses provided herein. If you have any questions regarding this response letter, please contact our counsel Katayun Jaffari, Esq. via telephone at 215-665-4622 or via e-mail at kjaffari@cozen.com or Mehrnaz Jalali, Esq. by telephone at (212) 453-3949 or via email at mjalali@cozen.com.

Sincerely,

TILT HOLDINGS INC.

/s/ Gary F. Santo, Jr.
Gary F. Santo, Jr.
Chief Executive Officer

cc:	Mark Higgins, Deputy General Counsel, TILT Holdings Inc.
Katayun Jaffari, Esq., Cozen O’Connor
Mehrnaz Jalali, Esq., Cozen O’Connor